Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

August 13, 2013	TSX: TMM, NYSE.MKT: TGD

NEWS RELEASE

Timmins Gold Announces AGM Results

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE.A:TGD) (the “Company”) announces that it held its annual and special meeting of shareholders on July 18, 2013.

The following persons were elected to the board of directors:

Arturo Bonillas
Bruce Bragagnolo
Miguel Soto
Frank Cordova
Eugene Hodgson
R. Barry Fraser
Paula Rogers
Keith Peck.

In addition the Company’s auditors, Deloitte, LLP were reappointed for the ensuing fiscal year and the Company’s Stock Option Plan was approved.

The following are the details of the votes cast for the directors:

Director	Total Votes Cast	Votes For
Arturo Bonillas	95,045,381	49,021,495
Bruce Bragagnolo	95,045,381	49,351,295
Frank Cordova	95,045,381	78,612,756
R. Barry Fraser	95,045,380	93,594,326
Eugene Hodgson	95,045,381	50,270,904
Keith Peck	95,045,380	94,335,301
Paula Rogers	95,045,380	94,447,401
Miguel Soto	95,045,380	66,432,313

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 125,000 to 130,000 ounces of gold in 2013.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.